UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1) *

Kedem Pharmaceuticals Inc.
(formerly Global Health Ventures, Inc.)
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

48723P109
(CUSIP Number)

June 16, 2011
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
❑	Rule 13d-1(b)

☑	Rule 13d-1(c)

❑	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 48723P109
1	Names of reporting persons St. George Investments, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Utah
Number of shares beneficially owned by each reporting person with	5	Sole voting power 971,049 *
	6	Shared voting power
	7	Sole dispositive power 971,049 *
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 971,049 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 9.9% *
12	Type of reporting person (see instructions) CO

* On the date of the event which requires filing of this Statement, reporting person St. George Investments, LLC (“St. George”) had rights to convert a Note into, and to exercise a Warrant to purchase, an aggregate number of shares of the Issuer’s common stock which, except for a contractual 9.99% cap on the amount of outstanding shares of the Issuer’s common stock that St. George may own, would exceed the cap.  Thus, the number of shares of the Issuer’s common stock beneficially owned by St. George on that date was 971,049 shares, which is 9.99% of the 9,720,208 shares that would be outstanding after such exercise and conversion (as adjusted to reflect a 1-for-20 reverse stock split of the Issuer’s common stock on September 26, 2011, as reported in Item 5.03 of the Issuer’s Current Report on Form 8-K filed on September 27, 2011).

SCHEDULE 13G

CUSIP No. 48723P109
1	Names of reporting persons Fife Trading, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Utah
Number of shares beneficially owned by each reporting person with	5	Sole voting power 971,049 *
	6	Shared voting power
	7	Sole dispositive power 971,049 *
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 971,049 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 9.9% *
12	Type of reporting person (see instructions) CO

* Reporting person Fife Trading, Inc. is the sole manager of reporting person St. George.  On the date of the event which requires filing of this Statement, St. George had rights to convert a Note into, and to exercise a Warrant to purchase, an aggregate number of shares of the Issuer’s common stock which, except for a contractual 9.99% cap on the amount of outstanding shares of the Issuer’s common stock that St. George may own, would exceed the cap.  Thus, the number of shares of the Issuer’s common stock beneficially owned by St. George on that date was 971,049 shares, which is 9.99% of the 9,720,208 shares that would be outstanding after such exercise and conversion (as adjusted to reflect a 1-for-20 reverse stock split of the Issuer’s common stock on September 26, 2011, as reported in Item 5.03 of the Issuer’s Current Report on Form 8-K filed on September 27, 2011).

SCHEDULE 13G

CUSIP No. 48723P109
1	Names of reporting persons John M. Fife
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 971,049 *
	6	Shared voting power
	7	Sole dispositive power 971,049 *
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 971,049 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 9.9% *
12	Type of reporting person (see instructions) IN

* Reporting person John M. Fife is the sole member of reporting person St. George and the president and sole shareholder of Fife Trading, Inc.  On the date of the event which requires filing of this Statement, St. George had rights to convert a Note into, and to exercise a Warrant to purchase, an aggregate number of shares of the Issuer’s common stock which, except for a contractual 9.99% cap on the amount of outstanding shares of the Issuer’s common stock that St. George may own, would exceed the cap.  Thus, the number of shares of the Issuer’s common stock beneficially owned by St. George on that date was 971,049 shares, which is 9.99% of the 9,720,208 shares that would be outstanding after such exercise and conversion (as adjusted to reflect a 1-for-20 reverse stock split of the Issuer’s common stock on September 26, 2011, as reported in Item 5.03 of the Issuer’s Current Report on Form 8-K filed on September 27, 2011).

ITEM 1	(a)	Name of Issuer: Kedem Pharmaceuticals Inc. (formerly Global Health Ventures, Inc.)

(b)	Address of Issuer’s Principal Executive Offices: 885 West Georgia Street, Suite 1500 Vancouver, British Columbia, Canada V6C 3E8

ITEM 2	(a)
Name of Person Filing:

This report is filed by St. George Investments, LLC, Fife Trading, Inc., and John M. Fife with respect to the shares of Common Stock, $0.0001 par value per share, of the Issuer that are directly beneficially owned by St. George Investments, Inc. and indirectly beneficially owned by the other reporting and filing persons.

(b)	Address of Principal Business Office, or, if None, Residence: The address of the principal business office of each reporting and filing person is: 303 East Wacker Drive, Suite 1200, Chicago, IL 60601.

(c)	Citizenship: St. George Investments, LLC is an Illinois limited liability company. Fife Trading, Inc. is an Illinois corporation. John M. Fife is a United States citizen.

(d)	Title of Class of Securities: Common Stock, $0.0001 par value per share.

(e)	CUSIP Number: 48723P109

ITEM 3:	If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

❑	a.	Broker or dealer registered under Section 15 of the Exchange Act.

❑	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.

❑	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

❑	d.	Investment company registered under Section 8 of the Investment Company Act.

❑	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

❑	f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

❑	g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

❑	h.	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

❑	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

❑	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of the cover pages.

(b)	Percent of class: See Item 11 of the cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of the cover pages.

(ii)	Shared power to vote or to direct the vote: See Item 6 of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover pages.

On June 16, 2011, reporting person St. George Investments, LLC (“St. George”) and the Issuer entered into a Note and Warrant Purchase Agreement (the “Purchase Agreement”).  Pursuant to the Purchase Agreement, St. George purchased from the Issuer a Secured Convertible Promissory Note (the “Note”) convertible into shares of the Issuer’s common stock (the “Common Stock”) and a Warrant to purchase shares of Common Stock (the “Warrant”).

As consideration for the Note and the Warrant, St. George paid the Issuer $250,000 in cash and issued to the Issuer 12 Secured Buyer Notes (the “Buyer Notes”), each in the principal amount of $250,000.  The $3,250,000 aggregate purchase price for the Note and the Warrant reflects an original issue discount of $1,083,833 on the $4,338,833 principal amount of the Note, less a $5,000 reimbursement for St. George’s transaction expenses.

The Note bears interest at the rate of 6% per year, or 12% per year if an event of default occurs, and matures 48 months after the transaction closing date.  St. George is entitled to convert the Note, in whole or part, into shares of Common Stock, in an initial tranche of $1,338,833 and 12 subsequent tranches of $250,000, upon St. George’s repayment of the corresponding Buyer Notes.  The conversion price for the Note is the average of the three lowest closing bid prices of the Common Stock during the 20 trading days immediately preceding the transaction closing date.

The Buyer Notes bear interest at the rate of 5% per year and are secured by an irrevocable standby letter of credit.  St. George may prepay the Buyer Notes without penalty at any time prior to maturity, which is 50 months after the transaction closing date, as described in Item 3.02 of the Issuer’s Current Report on Form 8-K filed on July 8, 2011.

The Warrant entitles St. George to purchase shares of Common Stock in an amount equal to $250,000 divided by the average of the three lowest closing bid prices of the Common Stock during the 20 trading days immediately preceding the transaction closing date.

If St. George elected to prepay the Buyer Notes, St. George would have the right to convert the Note into an aggregate number of shares of Common Stock (together with the shares issuable to St. George upon a full exercise of the Warrant) which, except for a contractual 9.99% cap on the amount of outstanding shares of Common Stock that St. George may own, would exceed the cap.  Thus, the number of shares of Common Stock beneficially owned by St. George as of June 16, 2011, was 971,049 shares, which is 9.99% of the 9,720,208 shares that would be outstanding after such exercise and conversion (as adjusted to reflect a 1-for-20 reverse stock split of the Common Stock (the “Reverse Split”) on September 26, 2011, as reported in Item 5.03 of the Issuer’s Current Report on Form 8-K filed on September 27, 2011).

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: ❑

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

N/A

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

ITEM 8:	Identification and Classification of Members of the Group.

N/A

ITEM 9:	Notice of Dissolution of Group.

N/A

ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2012	ST. GEORGE INVESTMENTS, LLC By: Fife Trading, Inc., its Manager By: /s/ John M Fife Name: John M. Fife Title: President
Dated: April 3, 2012	FIFE TRADING, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: April 3, 2012	JOHN M. FIFE /s/ John M Fife

ANNEX 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Kedem Pharmaceuticals Inc. (formerly Global Health Ventures, Inc.), and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement on the date(s) written below.

Dated: April 3, 2012	ST. GEORGE INVESTMENTS, LLC By: Fife Trading, Inc., its Manager By: /s/ John M Fife Name: John M. Fife Title: President
Dated: April 3, 2012	FIFE TRADING, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: April 3, 2012	JOHN M. FIFE /s/ John M Fife